



Alexander Gruber · 3rd
Co-Founder bei uptip Inc.

uptip Inc. · Stuttgart Media University
Berlin Metropolitan Area · **Contact info**

500+ connections

Experience



Co-Founder
uptip Inc.
Jun 2020 - Present · 1 yr 10 mos
San Francisco, Kalifornien, Vereinigte Staaten von Amerika

uptip.co



Founder & CEO
Colorfy
Jul 2012 - Present · 9 yrs 9 mos
Berlin Area, Germany, San Francisco

Colorfy is a strategic design, innovation and product development firm.



Consultant
[tbb*] thebrainbehind
Feb 2013 - Dec 2014 · 1 yr 11 mos
Munich, Berlin

Freelance Partner in strategy boutique consulting company [tbb*] thebrainbehind, focussing on business models for digital and interactive (pay)TV (and also broadband and other convergent platforms).



Founder & CEO
zero1.tv GmbH and zero1.tv USA, Inc.
2007 - Feb 2013 · 6 yrs 2 mos
Berlin, Palo Alto

zero1.tv is a Berlin based company focused on user interfaces for home entertainment solutions. The company's technologi- cal patents provide the practical expertise to improve remote control and user interface experiences unlike any



Vice President Productmarketing
moreTV broadcasting GmbH
Oct 2004 - Nov 2007 · 3 yrs 2 mos
Hamburg Area, Germany

Hamburg Area, Germany

Responsible for development of TIVO-class PVR Platform

See all 6 experiences

Education

 **Stuttgart Media University**
Marketing & Communications
1998 - 2001